Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2006	2007	2008	2009	2010
Earnings:
Income before taxes, noncontrolling interests and equity in earnings of equity investees	$(13,933)	$(7,530)	$(7,448)	$(2,160)	$(15,641)
Interest expense, net of amortization of premium/discount	29,353	26,957	25,229	24,585	22,179
Amortization of deferred financing fees	1,114	1,036	992	1,047	1,276
Distributed income of equity investees	787	364	277	393	388
Total earnings	$17,321	$20,827	$19,050	$23,865	$8,202

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$29,353	$26,957	$25,229	$24,585	$22,179
Capitalized interest	-	58	453	554	13
Amortization of deferred fees	1,114	1,036	992	1,047	1,276
Total fixed charges	$30,467	$28,051	$26,674	$26,186	$23,468

Consolidated ratio of earnings to fixed charges (1)	-	-	-	-	-

(1) For the years ended December 31, 2006, 2007, 2008 , 2009 and 2010 fixed charges exceeded earnings by $13,146, $7,224, $7,624, $2,321 and $15,266, respectively.

(2) As of December 31, 2010, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.